UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

UBIQUITI INC.

State of Delaware	001-35300
(State of Incorporation)	(Commission File Number)

685 Third Avenue, 27th Floor, New York, NY	10017
(Address of Principal Executive Offices)	(Zip Code)

Hartley Nisenbaum	(646) 780-7958
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies.

⌧	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023 of Ubiquiti Inc. (“Company”) is provided as Exhibit 1.01 hereto and is publicly available at the “Investors – Company– Corporate Governance” page of the Company’s website, https://ir.ui.com/company/corporate-governance.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023.

Safe Harbor for Forward-Looking Statements

Certain statements in this Form SD and the Conflict Minerals Report attached as an Exhibit hereto are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements other than statements of historical fact including words such as “look”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “consider” and “plan” and statements in the future tense are forward-looking statements. These statements that could be deemed forward-looking statements include statements regarding the development and implementation of our internal plans and processes and any statements or assumptions underlying any of the foregoing.

Forward-looking statements are subject to certain risks and uncertainties that could cause our actual future results to differ materially, or cause a material adverse impact on our results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date made. We do not undertake any obligation to update information contained herein. You should review our SEC filings carefully and with the understanding that our actual future results may be materially different from what we expect.

Documents Incorporated by Reference

No documents, third-party materials or references to websites (including, but not limited to, our website) are incorporated by reference in, or considered to be a part of, the Form SD or the Conflict Minerals Report attached as an Exhibit hereto, unless expressly incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ubiquiti Inc.

By:	/s/ Hartley Nisenbaum	Date: May 29, 2024
Hartley Nisenbaum
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit
Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023

4